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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING
                                                                SEC FILE NUMBER
                                                                    000-21479
                                                                  CUSIP NUMBER
                                                                    45031W107

(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2003
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:_____________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         PART I-REGISTRANT INFORMATION

         Full Name of Registrant
                  I-SECTOR CORPORATION

         Former Name if Applicable
                  ALLSTAR SYSTEMS INC.

         Address of Principal Executive Office (Street and Number)
                  6401 SOUTHWEST FREEWAY
                  HOUSTON, TEXAS 77074

         PART II-RULES 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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         PART III-NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                  On Friday, August 8, 2003, the registrant received a letter of comment from the staff of the SEC's Division of Corporation Finance reviewing the registrant's Annual Report on Form 10-K for the year ended December 31, 2002, and its Quarterly Report for the quarter ended March 31, 2003. The staff's comment letter requested supplemental information and noted that the staff may have additional comments upon review of the requested supplemental information. The staff's letter also suggested additional disclosures for inclusion in the registrant's future filings with the Commission. Those additional disclosures were requested be reflected in the next Form 10-Q report filed by the registrant, which is the subject of this Form 12b-25 filing.

                  The registrant is evaluating the staff's comments, preparing the requested supplemental information and formulating the additional disclosures requested. However, due to the receipt of the staff's comment letter in such close proximity to the due date for the registrant's Form 10-Q report for the period ended June 30, 2003, (less than five business days before the due date of the report) the registrant is unable to timely file the Form 10-Q report without unreasonable effort and expense.

         PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         James H. Long               (713)             795-2301
         ------------------------    ----------------  --------------------
         (Name)                      (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    [X] Yes                   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    [X] Yes                   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Attached hereto, and incorporated herein by reference, is the registrant's press release issued August 15, 2003, concerning the registrant's results of operations for the periods discussed in the press release.

                              I-SECTOR CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date     AUGUST 15, 2003      By   /s/   James H. Long
             -------------------------   --------------------------------------
                                            James H. Long
                                            Chief Executive Officer,
                                            Chief Financial Officer,
                                            President and Chairman of the Board

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  ATTENTION
         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. THIS FORM IS REQUIRED BY RULE 12B-25 (17 CFR 240.12B-25) OF THE GENERAL RULES AND REGULATIONS UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     2. ONE SIGNED ORIGINAL AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO MUST BE COMPLETED AND FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549, IN ACCORDANCE WITH RULE03-3 OF THE GENERAL RULES AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR FILED WITH THE FORM WILL BE MADE A MATTER OF PUBLIC RECORD IN THE COMMISSION FILES.

     3. A MANUALLY SIGNED COPY OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED WITH EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF THE REGISTRANT IS REGISTERED.

     4. AMENDMENTS TO THE NOTIFICATIONS MUST ALSO BE FILED ON FORM 12B-25 BUT NEED NOT RESTATE INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL BE CLEARLY IDENTIFIED AS AN AMENDED NOTIFICATION.

     5. ELECTRONIC FILERS. THIS FORM SHALL NOT BE USED BY ELECTRONIC FILERS UNABLE TO TIMELY FILE A REPORT SOLELY DUE TO ELECTRONIC DIFFICULTIES. FILERS UNABLE TO SUBMIT A REPORT WITHIN THE TIME PERIOD PRESCRIBED DUE TO DIFFICULTIES IN ELECTRONIC FILING SHOULD COMPLY WITH EITHER RULE 201 OR RULE 202 OF REGULATION S-T (SS. 232.13(B) OF THIS CHAPTER).


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                                 PRESS RELEASE

                             FOR IMMEDIATE RELEASE

I-SECTOR REPORTS FILING OF 12B-25 EXTENSION, COMMENTS ON SECOND QUARTER RESULTS AND PROVIDES AND UPDATED OUTLOOK

HOUSTON, August 15, 2003 /PRNewswire/ -- I-Sector Corporation (Nasdaq: ISEC - news), announced that it was today filing a notification of late filing on Form 12B-25 with the SEC, commented on the results of the second quarter ended June 30, 2003, and provided an update on its improving outlook for the future.

FILING OF FORM 12B-25

On August 8, 2003, I-Sector received a comment letter from the SEC as the result of a routine review by the SEC of its Form 10-K for the year ended December 31, 2002 and its Form 10-Q for the quarter ended March 31, 2003. The company is in the process of reviewing the comments and preparing its response. At this time, it is premature to conclude as to the impact, if any, from the resolution of the comments, on the company's previously filed financial statements and disclosures, or necessary updates to disclosure for the Form 10-Q for the second quarter ended June 30, 2003. Because of the close proximity of receipt of the comment letter and the deadline for filing the company's Form 10-Q for the second quarter ended June 30, 2003, the company has today filed a Form 12B-25 with the SEC to extend the deadline for filing the company's Form 10-Q for the second quarter.

FINANCIAL RESULTS

Second quarter results, at this time, are expected to be within, to somewhat better, than the company had forecast in its outlook statement of May 15, 2003, in which revenue of approximately $13 million to $15 million and a net loss in the range of $500,000 to $700,000 were forecast. Results are expected to be consistent with those expressed in the previous outlook statement, except that revenues will exceed the high end of the range previously expressed.

Commenting on the results for the second quarter, James H. Long, President and CEO of the company stated, "We are extremely pleased with the progress made during the second quarter. We were particularly pleased with the substantial growth posted by our Internetwork Experts subsidiary, which turned in approximately 75% year-over-year growth in revenue. The demand for our products and services showed marked improvement in the second quarter. The investments we have made in our three businesses have positioned us well to take advantage of improving market conditions. We saw significantly increased interest in adoption of IP Telephony technology during the second quarter, and our sales order bookings and sales prospect activity both improved, reflecting improving strength in our business."

OUTLOOK

The following statements are made by the company and are based upon current expectations. These statements are forward-looking, and actual results may differ materially. The weakness in general economic conditions and the slowdown in corporate information technology spending experienced during the past three years has made firm forecasting of future financial performance more difficult than would otherwise be possible and the visibility for many public companies is somewhat limited at this time as compared to the past.

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     o    Our strategy is to produce rapid growth of our subsidiary companies, both through internally generated growth and possibly through selective acquisitions of complementary companies.
     o Our outlook for the near-term quarters has improved since our last outlook update made on May 15, 2003.
     o We expect revenue for our third quarter ending September 30, 2003 to grow to approximately $17 million to $18 million. This sequential improvement in revenue is expected due to increased revenue in each of our three subsidiary companies, with the most substantial increases at our Internetwork Experts subsidiary. Each of our subsidiary companies are seeing an improvement in their customer's willingness to move forward with capital expenditures as compared to earlier in the year, during which we believe many customers held off on purchases during the period leading up to the Iraq conflict. Our Valerent and Stratasoft subsidiaries are expected to benefit from the expansion efforts that each has made during the previous three quarters and Internetwork Experts is expected to continue to benefit from its recently announced acquisition of certain assets of Digital Precision and expected continued adoption of IP Telephony technology by customers.
     o We expect the net loss for the third quarter ending September 30, 2003 to be approximately $250,000 to $350,000. The sequential improvement in the net loss as compared to the second quarter is expected to be primarily related to the expected increase in revenue, together with an improvement in the cost structure related to more fully realizing the cost benefits associated with our Internetwork Experts subsidiary's acquisition of certain assets of Digital Precision in April, 2003, somewhat offset by continued costs related to the expansion of all three of our subsidiary companies. We expect the per share net loss for the third quarter to be approximately $0.05 to $0.08 per share.
     o Providing an outlook for any period further out than the near-term quarter is more challenging and is subject to a lesser degree of accuracy than our near-term outlook and an attempt by us to predict results for periods further in the future than the near-term quarter is subject to numerous risks and uncertainties. We caution readers to consider this fact, and to pay particular attention to the statements made in the Safe Harbor Statement below. Based upon our current view of market conditions, our expected sales and marketing efforts and our expected expense structure, our current expectations for our fourth quarter ending December 31, 2003 are for revenue of approximately $17 million to $19 million with net profitability ranging from approximately $50,000 to $150,000. Looking further out, we currently expect revenue for our first quarter ending March 31, 2004, to be roughly in the range of approximately $18 million to $20 million, with net profitability ranging from approximately $100,000 to $200,000.
     o The forecasts set forth above are for the current organization and do not include the effect of any future acquisitions. In addition to internally generated growth, we anticipate possibly making selective acquisitions during the next twelve months and beyond that we expect will, if consummated, add additional revenue. There is no guarantee that any other suitable acquisitions will be identified or that any other transactions will be consummated.

Regarding the company's outlook for the future, James H. Long, President and CEO of the company stated, "The improving business activity in all three of our subsidiaries is quite encouraging, and provides a solid indication of an overall improvement in our business. All measures of business activity point to marked improvement recently. We are, therefore, raising our expectations for the future somewhat as compared to our previously published outlook. At this time we feel quite good about our ability to post a profit in the fourth quarter and thereafter, and on the whole, we are feeling better about our prospects for the future than we have in quite some time."
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SAFE HARBOR STATEMENT

The statements contained in this document that are not statements of historical fact, including particularly the statements made in the Outlook section, including but not limited to, statements identified by the use of terms such as "anticipate," "appear," "believe," "could," "estimate," "expect," "hope," "indicate," "intend," "likely," "may," "might," "plan," "potential," "project," "seek," "should," "will," "would," and other variations or negative expressions of these terms, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The actual results of the future events described in the forward-looking statements in this document could differ materially from those stated in the forward-looking statements due to numerous factors including:

     o    Market and economic conditions
     o    Risks associated with entry into new markets
     o The ability to attract and retain key management, sales and technical staff
     o Unforeseen costs and results related to acquiring and integrating new businesses
     o    Catastrophic events
     o Uncertainties related to rapid changes in the information technology industry
     o Other risks and uncertainties set forth from time to time in I-Sector's public statements and its most recent annual report on Form 10K and other public reports and filings

Recipients of this document are cautioned to consider these risks and uncertainties and to not place undue reliance on these forward-looking statements.

The company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein to reflect any change in the company's expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

ABOUT I-SECTOR CORPORATION

I-Sector Corporation, headquartered in Houston, Texas, owns, operates or invests in companies that are primarily engaged in the area of information technology. Additional information about I-Sector is available on the Internet at www.I-Sector.com.

Company Contact:

         James H. Long
         President and Chief Executive Officer
         (713) 795-2000

Investor Relations Contact:

         PR Financial Marketing LLC.
         Jim Blackman, President
         (713) 256-0369
         jimblackman@prfinancialmarketing.com


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